EXHIBIT 99.1

POET Technologies Signs Deal for Sale of DenseLight

SAN JOSE, Calif., Aug. 20, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive waveguides, and Photonic Integrated Circuits (PICs) for the data- and tele-communication markets, today announced that it has signed a definitive agreement with respect to its previously announced sale of its wholly-owned Singapore-based subsidiary, DenseLight Semiconductors, Pte. Ltd. (“DenseLight”).

In connection with the sale, which requires approval from the Company’s shareholders, POET has posted the Share Sale Agreement (“SSA”) on SEDAR (www.sedar.com) and published a Management Information Circular (“Circular”) for the Annual and Special Meeting of the Shareholders (the “Meeting”), set for September 20, 2019, via the TSX Trust website (http://docs.tsxtrust.com/2042). The Meeting will be held at 10:00 a.m. Eastern Time at Vantage Venues 150 King Street West, 27th Floor, Toronto, Ontario, on Friday, September 20, 2019. Representatives of the buyer of DenseLight intend to be present at the Meeting.

The buyer of DenseLight is DenseLight Semiconductor Technology (Shanghai) Co. Ltd. (“DL Shanghai”), a special purpose company recently organized by China Prosper Group on behalf of investors. DL Shanghai was established to acquire the capital stock of DenseLight from POET for a total consideration of US$28 million, which includes US$2 million that will be paid to Oak Capital Investment Company, Ltd., an affiliate of China Prosper Group, for due diligence, negotiation and other services rendered to the buyer in connection with the Share Sale Agreement. The lead shareholders in DL Shanghai are expected to be Dynax Semiconductors (Suzhou Nengxun High Energy Semiconductor Co.), one of Dynax’s major shareholders, the Suzhou Xiang Cheng District Investment Fund and a leading developer and manufacturer of Gallium Arsenide-based fiber lasers and optical passive devices for high powered lasers. Other shareholders include established funds and investors in the technology and communications industry in China. Dynax is China’s leading developer of Gallium Nitride-based electronic devices for RF microwave and industrial control in 5G mobile communication and broadband communication. None of the companies or individual shareholders have material interests in businesses that are competitive with DenseLight.

The transaction is expected to close on or before October 31, 2019, with the period between signing and closing allowing for both POET shareholder approval and the activities in which DL Shanghai is currently engaged, including the transfer of ownership interests to investors and assisting with foreign currency transfers prior to the closing.

Following closing, DenseLight’s operation in Singapore is expected to be expanded, both to support the preferred supply and strategic cooperation agreements negotiated with POET as part of the Share Sale Agreement and to serve an expanded market presence in China. Future plans include the construction of a high-volume manufacturing plant in Suzhou, expansion of sales and marketing efforts in China and elsewhere, and a potential public listing for DL Shanghai in China.

At the Meeting, in addition to approving resolutions related to the Company’s proposed sale of DenseLight, the Company will also conduct annual business, including the election of directors and ratification of the appointment of the Company’s auditors, Marcum LLP.

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the Meeting, completing the sale transaction of DenseLight the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, , and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products,  the ability to attract key personnel, and the ability to raise additional capital, and its ability to complete all the agreements required for the sale of the subsidiary in enough time to hold a Special Meeting on the announced date. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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